March 5, 2010

BY FACSIMILE AND EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

Mail Stop 4631

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-4631

Re:	The Valspar Corporation Form 10-K for the fiscal year ended October 30, 2009 Filed December 18, 2009 File #1-3011

Dear Mr. Hartz,

This letter responds on behalf of the Company to your comment letter to me dated February 23, 2010 with respect to the filing listed above.  Included below are your comments and our corresponding responses.

Form 10-K for the fiscal year ended October 30, 2009

Contractual Cash Obligations, page 16

1.

We note your response to our prior comment two. We continue to believe that information regarding actual ratios and other actual amounts versus the required amounts would be useful to an investor since it would allow for a more comprehensive understanding of your covenant status and overall liquidity. If, in the future, it is reasonable likely that you will be unable to meet your debt covenants, please include the information we previously requested in future filings. In addition, please revise future filings to disclose that your debt covenants do not limit your ability to obtain additional financing.

Each quarter we assess the likelihood of meeting our debt covenants. If, in the future, we determine that it is reasonably likely that we will be unable to meet our debt covenants, additional disclosure will be provided in our Form 10-Q or 10-K filings as required in Sections I.D and IV.C of SEC Interpretive Release No. 33-8350.

Beginning with our 2010 first quarter Form 10-Q and for each Form 10-Q and Form 10-K going forward, we will revise the language in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include the following statement (new language is underlined), assuming it continues to be appropriate:

We have a credit facility with covenants that require us to maintain certain financial ratios.  We were in compliance with these covenants as of [insert appropriate date].  Our debt covenants do not limit, nor are they reasonably likely to limit, our ability to obtain additional debt or equity financing.

Mr. John Hartz

March 5, 2010

Consolidated Financial Statements

Note 14 – Segment Information, page 41

2.

We note your response to our prior comment four. It is unclear to us how you determined that the products lines you identify and disclose in each of your segments are similar given that they each have different end uses and applications. It appears to us, based on these differences, that additional disclosures by product line and a discussion of changes in sales by product line in MD&A would be beneficial and useful to investors in an analysis of your operations.

We continue to believe we are in compliance with the requirements of FASB ASC 280-10-50-40, as our product lines within each segment are similar to each other and are either a Paints product or a Coatings product.  The product lines within each segment are similar in most important respects, even though they are applied to different surfaces by different end users.

In order to provide more clarity to the Staff, we are providing the supplemental information below about the similarities among our products within each segment.

Product Lines within Coatings Segment:  These products are typically more technologically advanced than products within our Paints segment as they are engineered to meet strict quality and performance standards under a wide range of production and application conditions.  The production processes for our products within the Coatings segment are nearly identical, using many of the same raw materials and nearly interchangeable equipment, including mixers, grinders and storage and reaction tanks.  In fact, many of our plants manufacture multiple product lines using the same labor force.  These products are normally made “to order” and are packaged in large drums or bulk tanks, which are typically sold to original equipment manufacturers (OEMs) who apply the Coatings products to their own products.  These customers require significant technical service to ensure that our coatings are working properly and meeting the customers’ technical requirements.  The nature of the regulatory environment for these products is similar throughout the world.  Since our Coatings products are not sold to consumers, consumer labeling standards do not apply to these products as they do for our Paints products.

Product Lines within Paints Segment:  These products are considered somewhat less technologically advanced than products within our Coatings segment.  The performance standards tend to be relatively less strict and detailed.  The production processes for our products within the Paints segment are nearly identical, using many of the same raw materials and nearly interchangeable equipment, including small container filling lines.  These products are normally made “to inventory” (not to a particular customer order) and are packaged in small containers, which are typically sold to either a wholesale or retail distributor.  The manner of distribution is through the distributor, who sells the products to the next buyer in the chain, oftentimes a consumer.  The products do not require significant technical assistance in the sale or distribution process, but they do require marketing assistance.  Point-of-purchase marketing materials, brand names and label and color selection are important to the final consumers of these products, and we provide customized marketing and merchandising programs for our largest customers to allow them to differentiate their paint offerings from competitors’ offerings.  The nature of the regulatory environment for these products is similar throughout the world, including the labeling requirements for Paints products that are purchased by consumers.

Thank you for considering our responses. Please contact me if you have any further questions.

Sincerely,

/s/ Lori A. Walker

Lori A. Walker

Senior Vice President and Chief Financial Officer

cc:	Julie Kunkel, Partner, Ernst & Young LLP
Martin Rosenbaum, Partner, Maslon Edelman Borman & Brand LLP